UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53640

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TIGRESS FINANCIAL PARTNERS LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

410 PARK AVENUE, 12TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL T MARRONE (Name) 646-930-1906 (Area Code – Telephone Number) MMARRONE@TIGRESSFP.COM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WEI WEI CL LLP
(Name – if individual, state last, first, and middle name)

133-10 39TH AVENUE (Address) FLUSHING (City) NY (State) 11354 (Zip Code)

03/28/2006 (Date of Registration with PCAOB)(if applicable) 2388 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CYNTHIA DIBARTOLO _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TIGRESS FINANCIAL PARTNERS LLC _____ , as of 12/31 _____ , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MICHAEL NESSIM
MY COMMISSION # HH 595593
EXPIRES: September 19, 2028

Signature: _____

Title: _____

CEO

Notary Public _____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TIGRESS FINANCIAL PARTNERS, LLC

**STATEMENT OF FINANCIAL CONDITION
REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM**

DECEMBER 31, 2024

TIGRESS FINANCIAL PARTNERS, LLC

CONTENTS



WEI WEI CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
440 E HUNTINGTON DR.
STE 300
ARCADIA, CA 91006
TEL. (626) 282-1630
FAX. (626) 282-9726

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Tigress Financial Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tigress Financial Partners, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Tigress Financial Partners, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Tigress Financial Partners, LLC's management. Our responsibility is to express an opinion on Tigress Financial Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tigress Financial Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Wei Wei & Co. LLP

We have served as Tigress Financial Partners, LLC's auditor since 2012.

Flushing, NY
March 31, 2025

TIGRESS FINANCIAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

ASSETS

Cash	$	2,078,001
Receivable from clearing organization		206,076
Deposit with clearing organization		1,003,660
Securities owned, at fair value		4,636,495
Property and equipment, net		
depreciation of $123,536 (Notes 2 and 8)		24,684
Rigth of use asset (Note 6)		1,005,046
Receivable from clients		239,128
Due from related parties		354,400
Other assets (Note 10)		85,845
TOTAL ASSETS	$	9,633,335

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	$	287,993
Accrued expenses		397,734
Payment in advance		94,443
Lease liabilities (Note 6)		1,005,046
Subordinated loan		2,200,000
TOTAL LIABILITIES		3,985,216
CONTINGENCIES (Note 7)		
MEMBER'S EQUITY		5,648,119
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	9,633,335

The accompanying notes are an integral part of these financial statements.

TIGRESS FINANCIAL PARTNERS, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2024

Balance as of December 31, 2023	$	5,000,000
Repayment of subordinated loan		(5,000,000)
Proceeds of subordinated loan		2,200,000
Balance as of December 31, 2024	$	2,200,000

The accompanying notes are an integral part of these financial statements.

TIGRESS FINANCIAL PARTNERS, LLC
NOTES TO FINANCIAL CONDITION
DECEMBER 31, 2024

Note 1 - Organization

Tigress Financial Partners, LLC (the "Company") is a limited liability company organized in 2010 in the State of Delaware. The Company is a 99% owned subsidiary of Tigress Holdings LLC (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") since October 2011. On July 1,2021 the Company became a member of the NYSE. The Company introduces all transactions with and for customers on a fully disclosed basis with its clearing broker.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Property and Equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets, which is five years. Leasehold improvements are amortized over the lesser of the remaining term of the related lease or the estimated useful lives of the assets. Depreciation and amortization are computed on the straight-line method.

Income Taxes

The Company as a limited liability Company is treated as a disregarded entity and included in the Parents tax return for federal, state, and city income tax purposes. A partnership is not a tax paying entity for federal, state and city income tax purposes. Income, loss, deductions and credits pass through proportionately to its partners and are taxed at the individual partner's income tax rates. Accordingly, no provision for income taxes is provided in the financial statements.

The Company does not have any uncertain tax positions. Currently, the 2021, 2023 and 2023 tax years are open and subject to examination by the taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Receivables and Allowance for Doubtful Accounts

Receivables are stated at cost, net of an allowance for doubtful accounts, if required. Receivables outstanding longer than the payment terms are considered past due. The Company maintains an allowance for doubtful accounts for estimated losses when necessary resulting from the failure of customers to make required payments.

The Company considers all fees receivable at December 31, 2023 to be collectible, and no allowance for doubtful accounts was deemed necessary.

Leases

The Company determines if an arrangement is a lease at inception in accordance with FASB ASC 842. Operating leases are included in right-of-use ("ROU") assets and lease liabilities in the statement of financial condition. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized initially at the commencement date based on the present value of future minimum lease payments over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that those options will be exercised. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Note 2 - Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs – Inputs, other than the quoted prices in level 1, that are observable either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement.

As of December 31, 2024, other than securities owned (see below) there were no assets or liabilities that were required to be reported at fair value. The carrying values of non-derivative financial instruments, including cash, due from brokers, receivables from clients and related parties, other assets, accounts payable and accrued expenses, approximate their fair values due to the short-term nature of these financial instruments. The subordinated loan approximates its fair value due to the interest being charged. There were no changes in methods or assumptions used during the year ended December 31, 2024.

Securities Owned

Securities owned consisted of an equity stock and a T-bill with readily determinable fair values and is reported at its fair value based on quoted market prices in the statement of financial position. Realized and unrealized gains and losses are included in investment gain (loss).

Recent accounting pronouncements

The FASB has established the ASC as the authoritative source of generally accepted accounting principles ("GAAP"). The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncement are incorporated into the ASC through the issuance of ASUs.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which increased disclosure requirements regarding a public entity's reportable segment. ASU No. 2023-07 also require incremental line-item disclosures about each reportable segment's expenses and other segment items on an annual and interim basis and provide in interim periods disclosures about a reportable segment's profit or loss and assets that are currently required annually.

Note 2 - Summary of Significant Accounting Policies (continued)

Recent accounting pronouncements (continued)

Additionally, it requires to disclose the title and position of the Chief Operating Decision Maker (CODM). ASU No. 2023-07 is effective for fiscal years beginning after December 15, 2023. The adoption of this update did not have a material effect on the financial statements (See Note 7).

Currently Expected Credit Losses

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The Company has determined that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). As of December 31, 2024, the Company has not recognized any allowance or provision related to accounts receivable.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. As of December 31, 2024, the Company had approximately $2,000,000 in excess of the insured amount.

Two customers accounted for 37% of receivable from clients, the largest of which accounted for 22%.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, as the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2024, the Company had net capital of $6,971,435, which exceeded its requirement by $6,871,435. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2024, this ratio was 0.1106 to 1.

Note 5 - Related Party Transactions

During the year ended December 31, 2024, the Company received $5,000 in fees for career coaching services from its Parent. Also, during the year ended December 31, 2024, the Company received $325,573 in rental revenues from the Parent for space leased at its New York office. All leases are month to month, with 60 or 45 days written notice to terminate. During the year ended December 31, 2024, the Company paid $679,491 of salary and commission expenses to four employees who are also members of the Parent. As of December 31, 2024, the Company has a due from the Parent of $354,400.

Note 6 - Right of Use Asset and Lease Liability

The Company occupies office space in New York City. The lease, which was to expire in December 2023, required a monthly rental payment of approximately $38,000. On July 6, 2023, the lease was extended, and was to run through June 2025, with a monthly rental payment of approximately $42,000. In October 2024, the lease was further extended, and the renewed lease runs through December 2026, with monthly rental payments of approximately $44,000. The security deposit paid for the renewal was $37,488. The Company recorded rent expense for the year of approximately $496,000. The Company doesn't have any other lease or finance lease arrangements.

In accordance with FASB issued (ASU) 2016-02, "Leases (Topic 842)" the Company classified the lease as an operating lease. The lease doesn't contain a renewal option but can be extended at our discretion at the end of the lease. The Company has reviewed and based the right of use asset and lease liabilities, primarily, on the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company increased its right of use asset and lease liabilities by $760,331 based on the lease extension through December 2026. The amortization of the right-of-use asset for the year ended December 31, 2024, was $462,822, and operating cash flow paid for lease liabilities during the same period was $462,822. The present value of the existing operating lease was determined by using the incremental collateralized borrowing rate of November 1, 2024, of 5.83%.

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of December 31, 2024, are as follows:

Year Ending December 31,	Lease	Less Discount Amount	Total Lease Liability
2024	$ 517,816	$ 28,449	$ 489,367
2025	535,440	19,761	515,679
	$ 1,053,256	$ 48,210	$ 1,005,046

TIGRESS FINANCIAL PARTNERS, LLC
NOTES TO FINANCIAL CONDITION
DECEMBER 31, 2024

Note 7 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer.
The Company has identified its President as the Chief Operation Decision Maker
("CODM"), who uses net income to evaluate the results of the business, predominantly
in the forecasting process, to manage the Company. Additionally, the CODM uses
excess net capital (see Note 4), which is not a measure of profit and loss, to make
operational decisions while maintaining capital adequacy, such as whether to reinvest
profits or pay dividends. The Company's operations constitute a single operating
segment and therefore, a single reportable segment, because the CODM manages the
business activities using information of the Company as a whole. The accounting
policies used to measure profit and loss of the segment are the same as those
described in the summary of significant policies.

Note 8 - Contingency

The Company introduces all customer transactions in securities traded on U.S.
securities markets to a clearing broker on a fully-disclosed basis. The agreement
between the Company and its clearing broker provides that the Company is obligated
to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of
customers and counter parties in fulfilling their contractual obligations pursuant to
these securities transactions can be directly impacted by volatile trading markets
which may impair the customer's or counter party's ability to satisfy their obligations to
the Company.

In the event of non-performance, the Company may be required to purchase or sell
financial instruments at unfavorable market prices resulting in a loss to the Company.
The Company does not anticipate non-performance by customers and counter parties
in the above situations.

All Cash or Margin accounts are subject to the Federal Reserve Reg T requirement.

Note 9 - Securities owned

The following schedule summarizes the Company's investments fair value and return
for the year ended December 31, 2024:

Fair Value as of January 1, 2024	$ -
Purchased	4,231,032
Unrealized gain	405,463
Fair Value as of December 31, 2024	$ 4,636,495

Note 9 - Securities owned (continued)

The securities owned consisted of shares in Siebert Financial Corporation and a US Treasury bill, as December 31, 2024, which was valued based on their quoted market prices.

The following table shows the major categories of investments measured at fair value at December 31, 2024, grouped by the fair value hierarchy:

Description	(Level 1)	(Level 2)	(level 3)	Total
Equity Stock	$ 874,502	$ -	$ -	$ 874,502
Treasury bill	3,761,993			3,761,993
Total at fair value	$ 4,636,495	$ -	$ -	$ 4,636,495

Note 10- Property and Equipment

Property and equipment, net at December 31, 2024 are summarized as follows:

Furniture and fixtures	$ 148,220
Less: accumulated depreciation	123,536
	$ 24,684

Note 11 - Other Assets

Other assets consist of the following:

Prepaid expenses	$ 48,357
Security deposit	37,488
	$ 85,845

Note 12 – Subordinated loan

On February 9, 2021 the Company entered into a subordinated loan agreement with Stone X Capital LLC for a subordinated loan of $5,000,000, which carried an annual interest rate of 5%. The subordinated loan agreement was made pursuant to rules and regulations of the Securities and Exchange Commission, approved by FINRA and was subordinated to claims of general creditors. Under the terms of the subordinated loan agreement, any repayments prior to its due date are subject to written approval by FINRA. On February 16, 2024, the subordinated loan with Stone X Capital LLC was fully repaid, including interest.

Note 12 – Subordinated loan (continue)

On December 12, 2024 the Company entered into a subordinated loan agreement with Roemer Capital (Europe) Limited for a subordinated loan of $2,200,000, which charges an interest rate of 7.34%, which is equal to the 3-month US treasury bill plus 3%. As of December 31, 2024, the 3-month US treasury bill rate was 4.34%. The subordinated loan agreement was made pursuant to rules and regulations of the Securities and Exchange Commission, approved by FINRA and is subordinated to claims of general creditors. Under the terms of the subordinated loan agreement, any repayments prior to its due date of December 12, 2027, are subject to written approval by FINRA. The amount of the subordinated liability is considered part of the Company's regulatory capital. For the year ended December 31, 2024, interest expense on the subordinated loan with Stone X Capital and Roemer Capital (Europe) Limited was $32,877 and $8,842 respectively.

Note 13 – Regulatory Matter

In March 2025, the Company and FINRA reach an agreement on regulatory issues, Tigress did not admit or deny FINRA's findings but agreed to a censure and monetary penalty and the Firm's Written Supervisory Procedures between the period of 2018 and 2022. FINRA stated that the Firm has since updated its AML procedures and strengthened its compliance framework. As of December 31, 2024, the Company has accrued for the full amount of the fine, $100,000, which is included in regulatory fees in the income statement. The matter is considered closed by FINRA.

Note 14 - Subsequent Events

The Company has evaluated subsequent events and transactions that occurred after December 31, 2024 through March 31, 2025, which is the date that the financial statements were available to be issued. During this period, other than disclosed above, there were no other material subsequent events requiring disclosure or adjustment to the financial statements.

.